Exhibit 99.3

Consolidated Financial Statements

For the year ended

December 31, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of

enCore Energy Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of enCore Energy Corp. (the “Company”), as of December 31, 2022, December 31, 2021 and January 1, 2021, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2022 and 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, December 31, 2021 and January 1, 2021, and the results of its operations and its cash flows for the years ended December 31, 2022 and 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Presentation Currency

As discussed in Note 2 to the consolidated financial statements, during the year ended December 31, 2022, the Company retroactively changed its presentation currency from the Canadian Dollar to the United States Dollar.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2016.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

April 28, 2023

enCore Energy Corp.
Consolidated Statements of Financial Position
For the years ended December 31, 2022 and December 31, 2021

	Note	December 31, 2022 $	December 31, 2021 $ (Note 21)	January 1, 2021 $ (Note 21)
Assets
Current assets
Cash		2,512,012	9,188,483	5,182,249
Receivables and prepaid expenses		1,244,561	627,181	254,092
Marketable securities - current	6	3,162,361	-	-
Deposit - uranium investment	5	3,000,000	-	-
Assets held for sale	11	728,882	1,741,064	-
		10,647,816	11,556,728	5,436,341
Non-current assets
Intangible assets	7	528,282	491,996	483,631
Property, plant, and equipment	8	2,334,421	1,603,679	1,484,836
Investment in associate	4	-	564,340	451,221
Investment in uranium	5	-	4,210,000	-
Marketable securities - non-current	6	784,832	-	-
Mineral properties	11	145,219,086	136,079,578	6,608,060
Reclamation deposits	11	88,500	88,500	85,500
Right-of-use asset	9	185,614	244,564	8,867
Deferred acquisition costs	22(a)	6,009,303	-	-
Deferred financing costs	22(b)	3,162,936	-	-
Restricted cash	2,14,22(b)	54,568,668	4,517,139	3,796,788
Total assets		223,529,458	159,356,524	18,355,244

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		3,105,065	5,835,116	368,056
Due to related parties	15	441,374	6,893	2,319
Note payable	13	-	-	330,935
Lease liability - current	9	84,262	82,116	5,746
		3,630,701	5,924,125	707,056
Non-current liabilities
Asset retirement obligations	12	4,752,352	4,176,493	5,239,108
Lease liability - non-current	9	96,166	167,393	3,121
Total liabilities		8,479,219	10,268,011	5,949,285

Shareholders’ equity
Share capital	14	190,610,250	162,582,365	26,653,141
Share subscriptions received	14	51,558,624	-	-
Contributed surplus	14	16,218,518	12,662,103	2,019,445
Accumulated other comprehensive income		5,530,224	6,196,033	7,521,888
Deficit		(48,867,377)	(32,351,988)	(23,788,515)
Total shareholders’ equity		215,050,239	149,088,513	12,405,959
Total liabilities and shareholders’ equity		223,529,458	159,356,524	18,355,244

Nature of operations and going concern	1
Change in presentation currency	2
Events after the reporting period	22

Approved on behalf of the Board of Directors on April 26, 2023:

“William M. Sheriff”	Director	“William B. Harris”	Director

The accompanying notes are an integral part of these consolidated financial statements.

enCore Energy Corp.
Consolidated Statements of Loss and Comprehensive Loss
As at December 31, 2022, December 31, 2021 and January 1, 2021

			December 31,
		December 31,	2021
		2022	$
	Note	$	(Note 21)
Expenses
Accretion	9,12	445,190	408,181
Amortization and depreciation	7,8,9	380,336	298,666
Community engagement		44,110	-
Consulting		258,495	72,726
General administrative costs		4,731,367	3,533,474
Impairment charges	11	-	78,456
Interest expense		2,556	-
Office and administrative	15	137,551	197,391
Professional fees		1,944,668	581,408
Project investigation		1,519	-
Promotion and shareholder communication		287,887	166,096
Reclamation costs		-	709,399
Travel		312,236	26,609
Transfer agent and filing fees		322,792	133,717
Staff costs	15	4,130,741	1,582,326
Stock option expense	14,15	5,744,655	1,425,645
Loss from operating expenses		(18,744,103)	(9,214,094)

Interest income		406,132	20,987
Loss on write-off of sales tax recoverable		(91,289)	-
Foreign exchange (loss) gain		(58,456)	27,265
Gain (loss) on divestment of mineral properties	11	29,148	(89,914)
(Loss) gain on change in asset retirement obligation estimate	12	(157,227)	1,719,943
Gain on disposal of subsidiary	11	1,594,901	-
Loss on contract termination	13	-	(2,750,000)
Unrealized gain on uranium investment	5	-	1,554,000
Gain on sale of uranium investment	5	35,000	524,075
Unrealized gain on marketable securities	6	1,057,405	-
Loss on investment in associate	4	(586,900)	(355,735)
Net loss for the year		(16,515,389)	(8,563,473)
Foreign currency translation adjustment		(665,809)	(1,325,855)
Comprehensive loss for the year		(17,181,198)	(9,889,328)

Loss per share
Weighted average number of common shares outstanding
- basic #		105,529,292	65,325,525
- diluted #		105,529,292	65,325,525

Basic and diluted loss per share $		(0.16)	(0.13)

The accompanying notes are an integral part of these consolidated financial statements.

enCore Energy Corp.
Consolidated Statements of Cash Flows
For the years ended December 31, 2022 and December 31, 2021

			December 31,
		December 31,	2021
		2022	$
	Note	$	(Note 21)
Operating activities
Net loss for the year		(16,515,389)	(8,563,473)

Items not affecting cash:
Accretion		445,190	408,181
Amortization and depreciation		380,338	298,666
Impairment charges		-	78,456
Foreign exchange loss		20,904	36,530
Stock option expense		5,744,656	1,425,645
Interest income		(406,132)	(20,987)
Loss on write-off of sales tax recoverable		91,289	-
(Gain) loss on divestment of mineral properties		(29,148)	89,914
(Gain) loss on divestment of subsidiary		(1,594,901)	-
Loss (gain) on change in asset retirement obligation estimate	12	157,226	(1,719,943)
Unrealized gain on uranium investment		-	(1,554,000)
Gain on sale of uranium investment		(35,000)	(524,075)
Unrealized gain on marketable securities		(1,057,405)	-
Loss on investment in associate		586,900	355,735

Changes in non-cash working capital items:
Receivables and prepaid expenses		(715,928)	(203,160)
Deposit - uranium investment	5	(3,000,000)	-
Restricted cash		(50,049,202)	-
Accounts payable and accrued liabilities		(3,656,511)	5,921,147
Due to related parties		434,902	4,562
		(69,198,211)	(3,966,802)

Investing activities
Acquisition of intangible assets		(55,150)	(17,241)
Acquisition of property, plant, and equipment		(979,501)	(300,737)
Mineral property expenditures		(9,860,682)	(2,357,254)
Proceeds from divestment of mineral properties		48,480	105,600
Cash acquired from Azarga asset acquisition	10	-	1,860,360
Transaction costs on Azarga asset acquisition	10	-	(3,252,264)
Deferred acquisition costs	22(a)	(6,009,303)	-
Interest income received		406,132	20,987
Investment in uranium	5	-	(9,076,000)
Proceeds received from sale of uranium investment	5	4,245,000	6,975,000
Settlement of asset retirement obligation	12	(11,324)	(11,189)
		(12,216,348)	(6,052,738)

Financing activities
Private placement proceeds		23,057,411	11,966,494
Share issue costs		(1,473,875)	(762,902)
Proceeds from exercise of warrants		2,452,227	2,633,029
Proceeds from exercise of stock options		1,177,093	288,572
Share subscriptions received		51,558,624	-
Deferred financing costs		(1,717,268)	-
Lease payments	9	(104,815)	(37,588)
		74,949,397	14,087,605

Effect of foreign exchange on cash		(211,309)	(61,831)
Change in cash		(6,676,471)	4,006,234
Cash, beginning of year		9,188,483	5,182,249
Cash, end of year		2,512,012	9,188,483

Supplemental disclosure with respect to cash flows (Note 19)

The accompanying notes are an integral part of these consolidated financial statements.

enCore Energy Corp.
Consolidated Statements of Changes in Shareholder’s Equity
For the years ended December 31, 2022 and December 31, 2021

	Number of shares #	Share capital $	Share subscriptions received $	Contributed surplus $	Accumulated other comprehensive income (loss) $	Deficit $	Total shareholders’ equity $
January 1, 2021	59,453,218	26,653,141	-	2,019,445	7,521,888	(23,788,515)	12,405,959
Private placements	5,000,000	11,966,494	-	-	-	-	11,966,494
Share issuance costs	-	(1,191,042)	-	428,140	-	-	(762,902)
Shares issued for exercise of warrants	2,052,843	2,799,780	-	(166,751)	-	-	2,633,029
Shares issued for exercise of stock options	590,000	557,611	-	(269,039)	-	-	288,572
Stock option expense	-	-	-	1,425,645	-	-	1,425,645
Shares issued for Azarga asset acquisition (Note 10)	31,806,617	121,796,381	-	-	-	-	121,796,381
Replacement options for Azarga asset acquisition (Note 10)	-	-	-	5,496,037	-	-	5,496,037
Replacement warrants for Azarga asset acquisition (Note 10)	-	-	-	3,259,306	-	-	3,259,306
Adjustment to investment in associate	-	-	-	469,320	-	-	469,320
Cumulative translation adjustment	-	-	-	-	(1,325,855)	-	(1,325,855)
Loss for the year	-	-	-	-	-	(8,563,473)	(8,563,473)
December 31, 2021	98,902,678	162,582,365	-	12,662,103	6,196,033	(32,351,988)	149,088,513

January 1, 2022	98,902,678	162,582,365	-	12,662,103	6,196,033	(32,351,988)	149,088,513
Private placements	6,535,947	23,057,411	-	-	-	-	23,057,411
Share issuance costs	-	(2,146,218)	-	672,343	-	-	(1,473,875)
Shares issued for exercise of warrants	2,291,642	2,599,999	-	(147,772)	-	-	2,452,227
Shares issued for exercise of stock options	1,016,436	3,905,580	-	(2,728,487)	-	-	1,177,093
Stock option expense	-	-	-	5,744,656	-	-	5,744,656
Shares issued for services	193,348	611,113	-	-	-	-	611,113
Share subscriptions received	-	-	51,558,624	-	-	-	51,558,624
Adjustment to investment in associate	-	-	-	15,675	-	-	15,675
Cumulative translation adjustment	-	-	-	-	(665,809)	-	(665,809)
Loss for the year	-	-	-	-	-	(16,515,389)	(16,515,389)
December 31, 2022	108,940,051	190,610,250	51,558,624	16,218,518	5,530,224	(48,867,377)	215,050,239

The accompanying notes are an integral part of these consolidated financial statements.

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021

1.	Nature of operations and going concern

enCore Energy Corp. was incorporated on October 30, 2009 under the Laws of British Columbia, Canada. enCore Energy Corp., together with its subsidiaries (collectively referred to as the “Company” or “enCore”), is principally engaged in the acquisition, exploration, and development of uranium resource properties in the United States. The Company’s common shares trade on the TSX Venture Exchange and the NYSE American Market under the symbol “EU”. The Company’s corporate headquarters is located at 101 N Shoreline, Suite 450, Corpus Christi, TX 78401.

On September 14, 2022, the Company consolidated its issued and outstanding shares on a ratio of three old common shares for every one new post-consolidated common share (the “Share Consolidation”). All current and comparative references to the number of common shares, weighted average number of common shares, loss per share, stock options and warrants have been restated to give effect to this Share Consolidation.

These consolidated financial statements (the “financial statements”) have been prepared assuming the Company will continue on a going-concern basis, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations. The Company has no source of operating cash flow and operations to date have been funded primarily from the issue of share capital. For the year ended December 31, 2022, the Company reported a net loss of $16,515,389 (2021 - $8,563,475), had working capital of $7,017,115 (December 31, 2021 - $5,632,603), and an accumulated deficit of $48,867,377 (December 31, 2021 - $32,351,988). These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption not appropriate. Such adjustments could be material.

In March 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic and the Company continues to evaluate the COVID-19 situation and monitor any impacts or any potential impacts to the business. enCore Energy Corp has implemented health and safety measures in accordance with the health officials and guidance from local government authorities. While the pandemic has had limited impact on the Company’s operations to date, future activities could be impacted as a result of the pandemic. As the COVID-19 health crisis continues, the Company will continue to rely on guidance and recommendations from local health authorities, Health Canada and the Centers for Disease Control and Prevention to update the Company’s policies.

Geopolitical uncertainty driven by the Russian invasion of Ukraine has led many governments and utility providers to re-examine supply chains and procurement strategies reliant on nuclear fuel supplies coming out of or through Russia. Sanctions, restrictions, and an inability to obtain insurance on cargo have contributed to transportation and other supply chain disruptions between producers and suppliers. As a result of this and coupled with multiple years of declining uranium production globally, uranium market fundamentals are shifting from an inventory driven market to one more driven by production.

Management estimates that it has adequate working capital to fund all of its planned activities for the next year. However, the Company’s long-term continued operations are dependent on its abilities to monetize assets or raise additional funding from loans or equity financings, or through other arrangements. There is no assurance that future financing activities will be successful.

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021

2.	Significant accounting policies

Basis of presentation

These financial statements, including comparatives, have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The policies applied in these financial statements are based on IFRS issued and effective as of December 31, 2022.

These financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value. All dollar amounts presented are in United States Dollars (“U.S. Dollars”) unless otherwise specified. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These financial statements were approved for issuance by the audit committee of the Board of Directors on April 26, 2023.

Change in presentation currency

These financial statements are presented in U.S. Dollars, unless otherwise specified. The functional currency of enCore Energy Corp. is the Canadian Dollar. The functional currency of the Company’s subsidiaries is the U.S. Dollar. During the year ended December 31, 2022, the Company changed its presentation currency from Canadian Dollars to U.S. Dollars to better reflect the Company’s business activities. Accordingly, these financial statements are presented in U.S. Dollars. The change in presentation currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the exploration industry.

In making this change to the U.S. Dollar presentation currency, the Company followed the guidance in IAS 21 The Effects of Changes in Foreign Exchange Rates and has applied the change retrospectively as if the new presentation currency had always been the Company’s presentation currency. In accordance with IAS 21, the financial statements for all years presented have been translated to the new U.S. Dollar presentation currency. For 2021 and 2020 comparative balances, assets and liabilities have been translated into the U.S. Dollar presentation currency at the rate of exchange prevailing at the reporting date. The consolidated statements of loss and comprehensive loss were translated at the average exchange rates for the reporting period. Share capital and reserves were translated at the historical rates prevailing at the dates of the transactions. Exchange differences arising on translation were taken to the foreign currency translation reserve in shareholders’ equity.

The exchange rates used were as follows:

U.S. Dollar/CDN Dollar exchange rate	December 31, 2022	December 31, 2021
Closing rate at the reporting date	0.738	0.789
Average rate for the year	0.769	0.798

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021

2.	Significant accounting policies (continued)

Basis of consolidation

These financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when an investor has existing rights that give it the ability to direct the activities that significantly affect the investee’s returns. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a Company’s share capital. All significant intercompany transactions and balances have been eliminated.

These consolidated financial statements include the financial statements of the Company and its significant subsidiaries listed in the following table:

Name of Subsidiary	Place of Incorporation	Ownership Interest	Principal Activity	Functional Currency
Tigris Uranium US Corp.	Nevada, USA	100%	Mineral Exploration	USD
Metamin Enterprises US Inc.	Nevada, USA	100%	Mineral Exploration	USD
URI, Inc.	Delaware, USA	100%	Mineral Exploration	USD
Neutron Energy, Inc.	Nevada, USA	100%	Mineral Exploration	USD
Uranco, Inc.	Delaware, USA	100%	Mineral Exploration	USD
Uranium Resources, Inc.	Delaware, USA	100%	Mineral Exploration	USD
HRI-Churchrock, Inc.	Delaware, USA	100%	Mineral Exploration	USD
Hydro Restoration Corp.	Delaware, USA	100%	Mineral Exploration	USD
Belt Line Resources, Inc.	Texas, USA	100%	Mineral Exploration	USD
Cibola Resources, LLC (*)	Delaware, USA	100%	Mineral Exploration	USD
enCore Energy US Corp.	Nevada, USA	100%	Holding Company	USD
Azarga Uranium Corp.	British Columbia, CA	100%	Mineral Exploration	USD
Powertech (USA) Inc.	South Dakota, USA	100%	Mineral Exploration	USD
URZ Energy Corp.	British Columbia, CA	100%	Mineral Exploration	USD
Ucolo Exploration Corp.	Utah, USA	100%	Mineral Exploration	USD
Azarga Resources Limited	British Virgin Islands	100%	Mineral Exploration	USD
Azarga Resources (Hong Kong) Ltd.	Hong Kong	100%	Mineral Exploration	USD
Azarga Resources USA Company	Colorado, USA	100%	Mineral Exploration	USD
Azarga Resources Canada Ltd.	British Columbia, CA	100%	Mineral Exploration	USD

* Cibola Resources, LLC was divested in May 2022 (Note 11).

Cash

Cash is comprised of cash held at banks and demand deposits.

Restricted cash

As of December 31, 2022, the Company deposited $4,517,073 for collateralization of performance obligations. These funds are not available for the payment of general corporate obligations. The bonds are collateralized performance bonds required for future restoration and reclamation obligations related to the Company’s operations. (Note 11).

As of December 31, 2022, the Company held in escrow CAD $67,789,880 ($50,051,595) in share subscriptions pertaining to a financing that closed subsequent to year end (Note 22(b)).

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021

2.	Significant accounting policies (continued)

Asset retirement obligations

Various federal and state mining laws and regulations require the Company to reclaim the surface areas and restore underground water quality for its ISR projects to the pre-existing or background average quality after the completion of mining. Asset retirement obligations, consisting primarily of estimated restoration and reclamation costs at the Company’s ISR projects, are recognized in the period incurred and recorded as liabilities at fair value. Such obligations, which are initially estimated based on discounted cash flow estimates, are accreted to full value over time through charges to accretion expense. In addition, the asset retirement cost is capitalized as part of the asset’s carrying value and amortized over the life of the related asset. Asset retirement obligations are periodically adjusted to reflect changes in the estimated present value resulting from revisions to the estimated timing or amount of restoration and reclamation costs. As the Company completes its restoration and reclamation work at its properties, the liability is reduced by the carrying value of the related asset retirement liability which is based upon the percentage of completion of each restoration and reclamation activity. Any gain or loss upon settlement is charged to income or expense for the period. The Company reviews and evaluates its asset retirement obligations annually or more frequently at interim periods if deemed necessary.

Assets held for sale

The Company classifies long-lived assets or disposal groups to be sold as held for sale in the period in which all of the following criteria are met: management commits to a plan to sell the asset or disposal group; the asset or disposal group is available for immediate sale; an active program to locate a buyer is initiated; the sale of the asset or disposal group is highly probable, within 12 months.

Mineral properties

The Company is in the exploration stage, and records exploration and evaluation assets, which consists of the costs of acquiring licenses for the right to explore and costs associated with exploration and evaluation activity, at cost. All direct and indirect costs related to the acquisition, exploration and development of exploration and evaluation assets are capitalized by property.

The exploration and evaluation assets are capitalized until the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable. Exploration and evaluation assets are then assessed for impairment and reclassified to mining property and development assets within property and equipment. If an exploration and evaluation property interest is abandoned, both the acquisition costs and the exploration and evaluation cost will be written off to net income or loss in the period of abandonment.

On an ongoing basis, exploration and evaluation assets are reviewed on a property-by-property basis to consider if there are any indicators of impairment, including the following:

(i)	Whether the period during which the Company has the right to explore in the specific area has expired during the year or will expire in the near future;

(ii)	Whether substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

(iii)	Whether the Company has decided to discontinue activities in an area as the exploration and evaluation activities in the area have not led to the discovery of commercially viable quantities of mineral resources; and

(iv)	Whether sufficient data exists to indicate that the carrying amount exceeds the recoverable amount.

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021

2.	Significant accounting policies (continued)

Mineral properties (continued)

If any indication of impairment exists, an estimate of the exploration and evaluation asset’s recoverable amount is calculated. The recoverable amount is determined as the higher of the fair value less costs of disposal for the exploration and evaluation property interest and its value in use. The fair value less costs of disposal and the value in use is determined for an individual exploration and evaluation property interest, unless the exploration and evaluation property interest does not generate cash inflows that are largely independent of other exploration and evaluation property interests. If this is the case, the exploration and evaluation property interests are grouped together into cash generating units (“CGUs”) for impairment purposes. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in net income or loss for the period. Where an impairment subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior periods. A reversal of an impairment loss is recognized in the period in which that determination was made in net income or loss.

Investments

Investments in uranium

Investments in uranium are initially recorded at cost, on the date that control of the uranium passes to the Company. Cost is calculated as the purchase price and any directly attributable expenditure. Subsequent to initial recognition, investments in uranium are measured at fair value at each reporting period end. Fair value is determined based on the most recent month-end spot prices for uranium published by UxC LLC (“UxC”). Related fair value gains and losses subsequent to initial recognition are recorded in the consolidated statement of loss and comprehensive loss as a component of “Other Income (Expense)” in the period in which they arise.

Due to the lack of specific IFRS guidance on accounting for investments in uranium, the Company considered IAS 1 Presentation of Financial Statements and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, to develop and apply an accounting policy that would result in information that is most relevant to the economic decision-making needs of users within the overall IFRS accounting framework. Consequently, the uranium investments are presented at fair value based on the application of IAS 40, Investment Property, which allows the use of a fair value model for assets held for long-term capital appreciation.

In 2022, the Company entered into fixed price agreements for future purchases of uranium. These agreements required the company to make a deposit at the time of contract execution toward its future purchase. These deposits are recorded on the Company’s statement of financial position in accordance with IFRS 9.

Investments in associates

Investments in associates are accounted for using the equity method. The equity method involves the recording of the initial investment at cost and the subsequent adjusting of the carrying value of the investment for the Company’s proportionate share of the earnings or loss. The cost of the investment includes transaction costs.

Adjustments are made to align the accounting policies of the associate with those of the Company before applying the equity method. When the Company’s share of losses exceeds its interest in an equity-accounted investee, the carrying amount of that interest is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. If the associate subsequently reports profits, the Company resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021

2.	Significant accounting policies (continued)

Property, plant and equipment

Useful lives are based on the Company’s estimate at the date of acquisition and are as follows for each class of assets:

Category	Range
Uranium Plants	Straight-line over 15-25 years
Other Property Plant and Equipment	Straight-line over 3-5 years
Software	Straight-line over 2-3 years
Furniture	Straight-line over 3-5 years
Buildings	Straight-line over 10-40 years

Uranium plants

Uranium plant expenditures for new facilities or equipment and expenditures that extend the useful lives of existing facilities or equipment are capitalized and recorded at cost. Depreciation on other property is computed based upon the estimated useful lives of the assets. Repair and maintenance costs are expensed as incurred. Gain or loss on disposal of such assets is recorded as other income or expense as such assets are disposed.

Other property, plant and equipment

Other property, plant and equipment consists of office equipment, furniture and fixtures and transportation equipment. Depreciation on other property is computed based upon the estimated useful lives of the assets. Repairs and maintenance costs are expensed as incurred. Gain or loss on disposal of such assets is recorded as other income or expense as such assets are disposed.

Buildings

Depreciation on buildings is computed based upon the estimated useful lives of the asset. Repairs and maintenance costs are expensed as incurred. Gain or loss on disposal of such assets is recorded as other income or expense as such assets are disposed.

Software

Software acquired in the normal course of business through a perpetual license is capitalized and depreciated over the estimated useful life of the asset. Support and maintenance costs are expensed as incurred. Gain or loss on disposal of such assets is recorded as other income or expense as such assets are disposed

Intangible assets

Intangible assets are recognized and measured at cost. Intangible assets with indefinite useful lives are assessed for impairment annually and whenever there is an indication that the intangible asset may be impaired. Intangible assets that have finite useful lives are amortized over their estimated remaining useful lives. Amortization methods and useful lives are reviewed at each reporting period and are adjusted if appropriate.

Useful lives are based on the Company’s estimate at the date of acquisition and are as follows for each class of assets:

Category	Range
Data Access Agreement	Straight-line over 14 years
Data Purchases	Indefinite life intangible asset

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021

2.	Significant accounting policies (continued)

Impairment of non-financial assets

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs of disposal and the value in use. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects a current market assessment of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Leases

In accordance with IFRS 16, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset represents the Company’s right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the commencement date of the lease based on the present value of lease payments over the lease term.

Income Tax

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Temporary differences are not provided for the initial recognition of assets or liabilities that do not affect either accounting or taxable loss or those differences relating to investments in subsidiaries to the extent that they are not probable to reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the date of the statement of financial position.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, it is not recorded.

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021

2.	Significant accounting policies (continued)

Foreign currency translation

The financial statements for the Company and each of its subsidiaries are prepared using their functional currencies. Functional currency is the currency of the primary economic environment in which an entity operates.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge. Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income (loss) in the consolidated statement of loss and comprehensive loss to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income (loss). Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

On consolidation, the parent Company’s financial statements are translated into the presentation currency, being the U.S. Dollar. Assets and liabilities are translated at the period-end exchange rate. Income and expenses are translated at the average exchange rate for the period in which they arise. Exchange differences are recognized in other comprehensive income (loss) as a separate component of equity.

Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss of the Company by the weighted average number of common shares outstanding during the year, adjusted for own shares held. Diluted EPS is determined by dividing the profit or loss attributable to common shareholders by the weighted average number of common shares outstanding, adjusted for own shares held and for the effects of all potential dilutive common shares related to outstanding stock options and warrants issued by the Company for the years presented, except if their inclusion proves to be anti-dilutive.

Share-based payments

The fair value of all stock options granted to directors, officers, and employees is recorded as a charge to operations and a credit to contributed surplus. The fair value of these stock options is measured at the grant date using the Black-Scholes option pricing model. The fair value of stock options which vest immediately is recorded at the grant date. For stock options which vest in the future, the fair value of stock options, as adjusted for the expected level of vesting of the stock options and the number of stock options which ultimately vest, is recognized over the vesting period. Stock options granted to non-employees are measured at the fair value of goods or services rendered or at the fair value of the instruments issued if it is determined that the fair value of the goods or services received cannot be reliably measured. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Warrants issued to brokers are measured at their fair value on the vesting date and are recognized as a deduction from equity and credited to contributed surplus. The fair value of stock options and warrants issued to brokers are estimated using the Black-Scholes option pricing model. Any consideration received on the exercise of stock options and/or warrants, together with the related portion of contributed surplus, is credited to share capital.

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021

2.	Significant accounting policies (continued)

Warrants issued in equity financing transactions

The Company engages in equity financing transactions to obtain the funds necessary to continue operations and explore its exploration and evaluation assets. These equity financing transactions may involve the issuance of common shares or units. Each unit comprises a certain number of common shares and a certain number of share purchase warrants.

Depending on the terms and conditions of each equity financing agreement, the Warrants are exercisable into additional common shares at a price prior to expiry as stipulated by the agreement. Warrants that are part of units are valued based on the residual value method. Warrants that are issued as payment for agency fees or other transactions costs are accounted for as share-based payments.

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of loss and comprehensive loss in the period in which they arise.

Impairment of financial assets at amortized cost

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

The Company’s mineral property interest impairment policy is more specifically discussed above.

Derecognition of financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in profit or loss

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021

2.	Significant accounting policies (continued)

New standards and interpretations not yet adopted

The following new standards, amendments to standards and interpretations have been issued but are not effective during the year ended December 31, 2022:

The following amendments will be in effect for annual reporting periods beginning on or after January 1, 2023:

Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) – the amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy.

Definition of Accounting Estimates (Amendments to IAS 8) – the amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”. Entities develop accounting estimates if accounting policies require items in financial statements to be measured in a way that involves measurement uncertainty. The amendments clarify that a change in accounting estimate that results from new information or new developments is not the correction of an error.

The Company does not anticipate that these amendments will have a material impact on the results of operations and financial position of the Company.

3.	Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to use judgment in applying its accounting policies and estimates and assumptions about the future. Estimates and other judgments are continuously evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. Although management uses historical experience and its best knowledge of the expected amounts, events or actions to form the basis for estimates, actual results may differ from these estimates.

Critical accounting estimates:

The assessment of the recoverable amount of mineral properties as a result of impairment indicators - When indicators of impairment are identified, recoverable amount calculations are based either on discounted estimated future cash flows or on comparable recent transactions. The assumptions used are based on management’s best estimates of what an independent market participant would consider appropriate. Changes in these assumptions may alter the results of impairment testing, the amount of the impairment charges recorded in the statement of loss and comprehensive loss and the resulting carrying values of assets.

Share-based payments - The fair value of stock options issued is subject to the limitation of the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions. Because the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share prices, changes in subjective input assumptions can materially affect the fair value estimate.

Asset retirement obligations - Significant estimates were utilized in determining future costs to complete groundwater restoration, plugging and abandonment of wellfields and surface reclamation at the Company’s uranium in-situ recovery (ISR) sites. Estimating future costs can be difficult and unpredictable as they are based principally on current legal and regulatory requirements and ISR site closure plans that may change materially. The laws and regulations governing ISR site closure and remediation in a particular jurisdiction are subject to review at any time and may be amended to impose additional requirements and conditions which may cause our provisions for environmental liabilities to be underestimated and could materially affect our financial position or results of operations. Estimates of future asset retirement obligation costs are also subject to operational risks such as acceptability of treatment techniques or other operational changes.

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021

3.	Critical accounting estimates and judgements (Continued)

Recovery of deferred tax assets - Judgment is required in determining whether deferred tax assets are recognized in the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Company will generate taxable earnings in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the date of the statement of financial position could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods. The Company has not recorded any deferred tax assets.

Amortization and impairment of intangible assets - Amortization of intangible assets is dependent upon the estimated useful lives, which are determined through the exercise of judgement. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

Critical accounting judgments:

The assessment of indicators of impairment for mineral properties - The Company follows the guidance of IFRS 6 to determine when a mineral property asset is impaired. This determination requires significant judgment. In making this judgment, the Company evaluates, among other factors, the results of exploration and evaluation activities to date and the Company’s future plans to explore and evaluate a mineral property.

Valuation of acquired mineral properties – The valuation of mineral properties acquired by the Company requires significant judgement. Acquired mineral properties are valued at their fair market value which can require significant estimates in future cash flows, production, and timing.

Business combinations - The determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgments, taking into account all facts and circumstances. A business is presumed to be an integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or economic benefits. The acquisition of Azarga Uranium Corporation and its subsidiary entities on December 31, 2021 (Note 10) was determined to constitute an acquisition of assets.

Determination of functional currency - In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of the Company is the Canadian dollar and the functional currency of its subsidiaries is the U.S. Dollar.

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021

4.	Investment in associate

During the year ended December 31, 2020, the Company acquired 12,000,000 shares of Group 11 Technologies Inc. (“Group 11”), a US-based technology firm, representing 40% of the issued and outstanding shares of Group 11. The Company advanced $750,000 in accordance with the Letter of Intent with EnviroLeach Technologies Inc. and Golden Predator Mining Corp. to establish Group 11. The Company has determined that it exercises significant influence over Group 11 and accounts for this investment using the equity method of accounting. During the year ended December 31, 2021, Group 11 completed a private placement financing, resulting in the issuance of additional shares and a dilution of the Company’s ownership in the associate to 34.46%. During the year ended December 31, 2022, Group 11 issued additional shares resulting in the dilution of the Company’s ownership in the associate to 33.71%.

As of December 31, 2022, Group 11 has severely constrained its activities as financing is unavailable in its market. The Company, determined its investment to be unrecoverable and wrote off the balance of its investment.

The Company’s proportional share in the associate at the last available date, June 30th, 2022, is as follows:

	Assets	Liabilities	Revenues	Expenses
	$	$	$	$
Year ended December 31, 2021
Current	1,078,019	120,569	-	-
Non-current	751,065	-	-	-
Loss from operating expenses	-	-	-	(755,943)
	1,829,084	120,569	-	(755,943)

Year ended December 31, 2022
Current	609,704	39,259	-	-
Non-current	729,261	-	-	-
Loss from operating expenses	-	-	-	(415,769)
	1,338,965	39,259	-	(415,769)

The Company’s percentage ownership				33.71%

The investment in associate continuity summary is as follows:

Investment in associate
$
Balance, December 31, 2020	451,221

Adjustments to carrying value:
Proportionate share of net loss	(260,055)
Adjustment to investment in Group 11	469,320
Dilution loss	(95,680)
Currency translation adjustment	(466)
Balance, December 31, 2021	564,340

Adjustments to carrying value:
Proportionate share of net loss through June 30	(143,286)
Adjustment to investment in Group 11 through June 30	15,675
Write-off of investment	(443,614)
Currency translation adjustment	6,885
Balance, December 31, 2022	-

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021

5.	Investment in uranium

During the year ended December 31, 2021, the Company entered into purchase agreements to acquire a total of 300,000 pounds of physical uranium as U3O8 for a total of $9,076,000 including associated expenses to be held as a long-term investment.

During the year ended December 31, 2021, the Company sold 200,000 pounds of physical uranium as U3O8 for gross proceeds of $6,975,000 and a gain of $524,075.

During the year ended December 31, 2022, the Company sold 100,000 pounds of physical uranium as U3O8 for gross proceeds of $4,245,000 and a gain of $35,000.

Investments in uranium are categorized in Level 2 of the fair value hierarchy (Note 17).

The following table summarizes the fair value of the physical uranium investment:

Investment in uranium
$
Balance, December 31, 2020	-

Physical uranium	9,076,000
Fair value adjustment	1,554,000
Gain on sale of uranium	524,075
Sale of uranium investment	(6,975,000)
Currency translation adjustment	30,925
Balance, December 31, 2021	4,210,000

Sale of uranium investment	(4,245,000)
Gain on sale of uranium	35,000
Currency translation adjustment	-
Balance, December 31, 2022	-

Deposits on uranium investment:

On February 15, 2022, the Company entered into a Uranium Concentrates purchase Agreement with an arm’s length party whereby the Company will purchase 200,000 pounds of uranium concentrate from the seller for total consideration of $8,750,000 ($43.75/pound). The contract required an initial payment of $2,000,000, which was paid in March 2022, and will require a final payment of $6,750,000 on March 31, 2023.

On August 4, 2022, the Company entered into a Uranium Concentrates purchase Agreement with an arm’s length party whereby the Company will purchase 100,000 pounds of uranium concentrate from the seller for total consideration of $4,900,000 ($49.00/pound). The contract required an initial payment of $1,000,000, which was paid in August 2022, and will require a final payment of $3,900,000 two days prior to the delivery date, which shall occur between May 1, 2023 and August 31, 2023.

On December 15, 2022, the Company entered into a Uranium concentrates purchase agreement with an arm’s length party whereby the Company will purchase 100,000 pounds of uranium concentrate from the seller for total consideration of $5,922,500 ($59.225/pound) in January 2023.

	Purchase Commitments in Pounds	Total Purchase Price
Fiscal 2023	400,000	$19,572,500
Fiscal 2024	-	-
Fiscal 2025	-	-
Fiscal 2026	-	-
Fiscal 2027	-	-

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021

6.	Marketable securities

In May 2022, the Company divested of Cibola Resources, LLC to Elephant Capital (“Elephant”) pursuant to a Share Purchase Agreement whereby the Company received consideration in the form of 11,308,250 common shares with a market value of $0.27 per share. Elephant was subsequently acquired by Evolving Gold, who renamed themselves American Future Fuel Corp (“AFFC”). Accordingly, the 11,308,250 shares of Elephant were converted to 11,308,250 shares of AFFC (CSE: AMPS).

The cost base of the Company’s shareholdings is $3,085,965. In accordance with the Company’s significant accounting policy, the common shares are classified as FVTPL, with gains/losses being recognized to the consolidated statements of loss and comprehensive loss.

As of December 31, 2022, 9,046,600 of the shares held are free trading (the “Trading Shares”) or will become free trading within the next 12 months. These shares have been classified as a current asset on the consolidated statements of financial position, due to the Company’s ability to liquidate those shareholdings within the next 12 months. These shares are carried at a fair value of $3,139,325 ($0.35 per share).

The Final 2,261,650 Released Shares are presented as a non-current asset due to the fact that the escrow provisions restrict the Company’s ability to dispose of the securities within the next 12 months and are carried at a fair value of $784,832 ($0.35 per share).

In October 2022, the Company received 80,000 common shares of Uravan Minerals, Inc with a market value of $0.12 per share pursuant to its previous agreement with Prime Fuels, Inc to divest of the Company’s LS mining claims. The agreement required that Prime Fuels, Inc pay to the Company 10% of any consideration Prime Fuels, Inc received upon sale, transfer, or exchange to a third party. Uravan Minerals, Inc acquired Prime Fuels, Inc and all of the mineral claims on October 28, 2022. The cost base of the Company’s shareholdings is $9,530. The shares have been classified as a current asset on the consolidated statements of financial position, due to the Company’s ability to liquidate those shareholdings within the next 12 months. These shares are carried at a fair value of $23,036 ($0.30 per share).

The following table summarizes the fair value of the Company’s marketable securities at December 31, 2022:

	Marketable securities (current)	Marketable securities (non-current)	Total
	$	$	$
Balance, December 31, 2020, and 2021	-	-	-

Additions	2,443,094	608,391	3,051,485
Fair value adjustments	848,814	208,592	1,057,406
Currency translation adjustment	(129,547)	(32,151)	(161,698)
Balance, December 31, 2022	3,162,361	784,832	3,947,193

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021

7.	Intangible assets

In 2018, the Company acquired access to certain uranium exploration data from VANE Minerals (US) LLC (“VANE”). In exchange the Company issued 3,000,000 common shares at a fair value of $264,096 and granted VANE certain back-in rights for any projects developed from the use of the data. The primary term of the agreement is five years, and it may be renewed by the Company by written notice for three successive renewal periods of three years each. Thus, the intangible asset has been determined to have a life of 14 years.

In 2020, for $67,251 the Company permanently acquired certain electronic data pertaining to properties and geology in South Texas from Signal Equities, LLC. The intangible asset was determined to have an indefinite life and therefore is not being amortized but reviewed for impairment annually and more frequently if required.

In 2020, the Company permanently acquired the Grants Mineral Belt database through its asset acquisition with Westwater Resources, Inc. The intangible asset was determined to have an indefinite life and therefore is not being amortized but reviewed for impairment annually and more frequently if required.

In 2021, the Company permanently acquired additional borehole logs for the Grants Mineral Belt property for $17,500. The intangible asset was determined to have an indefinite life and therefore is not being amortized but reviewed for impairment annually or more frequently if required.

In 2022, the Company acquired access to the Getty Minerals Database from Platoro West Incorporated for $55,500 (Note 15). The intangible asset was determined to have an indefinite life and therefore is not being amortized but reviewed for impairment annually and more frequently if required.

	VANE Agreement $	Getty Database $	Signal Equities Database $	Grants Mineral Belt Database $	Total $
Balance, December 31, 2020	226,368	-	67,251	190,012	483,631
Additions	-	-	-	17,500	17,500
Amortization	(20,515)	-	-	-	(20,515)
Currency Translation Adjustment	1,651	-	-	9,729	11,380
Balance, December 31, 2021	207,504	-	67,251	217,241	491,996
Additions	-	55,500	-	-	55,500
Amortization	(19,764)	-	-	-	(19,764)
Currency Translation Adjustment	900	(350)	-	-	550
Balance, December 31, 2022	188,640	55,150	67,251	217,241	528,282

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021

8.	Property, plant, and equipment

	Uranium plants $	Other property, plant, and equipment $	Furniture $	Buildings $	Software $	Total $
Balance, December 31, 2020	1,196,108	288,728	-	-	-	1,484,836
Additions	282,339	-	16,471	62,946	-	361,756
Disposals	-	-	-	-	-	-
Depreciation	(168,932)	(73,980)	(2,146)	-	-	(245,058)
Impairment	-	-	-	-	-	-
Currency translation adjustment	-	-	2,145		-	2,145
Balance, December 31, 2021	1,309,515	214,748	16,470	62,946	-	1,603,679
Additions	758,747	172,198	8,507	-	60,135	999,587
Disposals	-	-		-	-	-
Depreciation	(162,208)	(78,646)	(4,377)	(2,316)	(21,298)	(268,845)
Impairment	-	-		-	-	-
Currency translation adjustment	-	-		-	-	-
Balance, December 31, 2022	1,906,054	308,300	20,600	60,630	38,837	2,334,421

9.	Right-of-use assets

The Company had a contractual arrangement to lease a copier through August 8, 2022.

In 2021, the Company entered a contractual agreement to lease office space in Corpus Christi, Texas through June 30, 2025. The terms of the lease call for a monthly lease payment of $5,417. The Company recorded a right-of use (“ROU”) asset based on the corresponding lease obligation of $221,139 on July 1, 2021.When measuring the present value of lease obligations, the remaining lease payments were discounted using the estimated borrowing rate of 7%.

In 2021, the Company acquired a contractual agreement to lease additional office space in Vancouver, B.C. through July 10, 2023. The terms of the lease call for a monthly payment of $4,068 CAD. The Company recorded an ROU asset based on that corresponding lease obligation of $45,444. When measuring the present value of lease obligations, the Company discounted the remaining lease payments using the estimated borrowing rate of 7%.

In 2022, the Company entered a contractual agreement to lease office space in Corpus Christi, Texas through August 31, 2024. The terms of the lease call for a monthly lease payment of $1,640. The Company recorded an ROU asset based on the corresponding lease obligation of $34,898 on September 1, 2022. When measuring the present value of lease obligations, the remaining lease payments were discounted using the Company’s estimated borrowing rate of 7%.

The change in the ROU assets during the years ended December 31, 2021 and December 31, 2022 was as follows:

	Leased copier $	Leased offices $	Total $
Balance, December 31, 2020	8,867	-	8,867
Additions	-	266,583	266,583
Depreciation	(5,451)	(27,642)	(33,093)
Currency translation adjustment	-	2,207	2,207
Balance, December 31, 2021	3,416	241,148	244,564
Additions	-	34,898	34,898
Depreciation	(3,416)	(88,311)	(91,727)
Currency translation adjustment	-	(2,121)	(2,121)
Balance, December 31, 2022	-	185,614	185,614

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021

9.	Right-of-use assets (Continued)

The change in the Long-Term lease liability during the years ended December 31, 2021 and December 31, 2022 was as follows:

	Leased copier $	Leased offices $	Total $
Balance, December 31, 2020	8,867	-	8,867
Additions		273,001	273,001
Accretion		7,471	7,471
Lease payments made	(5,451)	(32,137)	(37,588)
Currency translation adjustment		(2,242)	(2,242)
Balance, December 31, 2021	3,416	246,093	249,509
Additions		34,898	34,898
Accretion	77	15,157	15,234
Lease payments made	(3,493)	(103,953)	(107,446)
Currency translation adjustment	-	(11,767)	(11,767)
Balance, December 31, 2022	-	180,428	180,428
Less: current lease liability	-	(84,262)	(84,262)
Balance (Long Term), December 31, 2022	-	96,166	96,166

As of December 31, 2022, the undiscounted future lease payments are as follows:

Year	$
2023		127,967
2024		81,267
2025		32,502
Total		241,736

10.	Asset acquisition

During the year ended December 31, 2021, the Company, and Azarga Uranium Corporation (“Azarga”) entered into an Arrangement Agreement pursuant to which the Company acquired all of the issued and outstanding common shares of Azarga by way of a statutory Plan of Arrangement under the Canada Business Corporations Act (the “Arrangement”). Pursuant to the terms of the Arrangement, securityholders of Azarga received 0.375 common shares of enCore for each Azarga common share (the “Exchange Ratio”).

In connection with the Arrangement, all outstanding vested and unvested stock options and share purchase warrants of Azarga were exchanged for replacement options and warrants of enCore, adjusted for the Exchange Ratio.

The aggregate amount of the total consideration was $132,294,625 calculated by taking into account: the issuance of 31,806,617 enCore common shares (the “Share Consideration”) valued at $120,422,593, the issuance of 1,828,960 enCore stock options (the “Replacement Options”) in replacement of options held by Azarga option holders, valued at $5,434,045 using the Black-Scholes option pricing model, the issuance of 1,403,156 enCore share purchase warrants (the “Replacement Warrants”) in replacement of warrants held by Azarga warrant holders, valued at $3,222,543 using the Black-Scholes option pricing model, and total transaction costs of $3,215,444 associated with the Arrangement.

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021

10.	Asset acquisition (continued)

As Azarga did not qualify as a business according to the definition in IFRS 3 Business Combinations, the Arrangement had been accounted for as an asset acquisition with the purchase price being allocated based on the estimated fair value of Azarga’s assets and liabilities summarized as follows:

Consideration
Fair value of share consideration	120,422,593
Fair value of replacement options	5,434,045
Fair value of replacement warrants	3,222,543
Transaction costs	3,215,444
Total consideration value	132,294,625

Net assets acquired	$
Cash	1,860,360
Restricted cash	720,039
Prepaids	169,688
Property, plant, and equipment	62,946
Right-of-use asset	45,444
Mineral properties	129,129,302
Asset retirement obligations	(267,807)
Lease liability	(49,339)
Loan receivable (1)	1,845,941
Accounts payable and accrued liabilities	(1,221,949)
Total net assets acquired	132,294,625

(1) - Transaction costs incurred by Azarga which were subsequently paid by the Company.

The value of the Consideration Shares was calculated based on the issuance of 31,806,617 enCore common shares at a price per share of $3.79 ($4.80 CAD) on December 31, 2021.

The value of the Replacement Options was derived using the Black-Scholes option pricing model. The weighted average assumptions used in the Black-Scholes option pricing model were as follows:

Weighted average
Exercise price	$1.40
Share price	$3.79
Discount rate	1.04%
Expected life (years)	3.43
Volatility	104.40%
Fair value of replacement options (per option):	$2.97

The fair value of the Replacement Options is based on the outstanding 14,631,709 Azarga options adjusted for the Exchange Ratio (0.375) to 5,489,881; 1,828,960 enCore options after the September 2022 share consolidation.

The value of the Replacement Warrants was derived using the Black-Scholes option pricing model. The weighted average assumptions used in the Black-Scholes option pricing model were as follows:

Weighted average
Exercise price	$1.66
Share price	$3.79
Discount rate	0.91%
Expected life (years)	0.98
Volatility	77.10%
Fair value of replacement warrants (per warrant):	$2.30

The fair value of the Replacement Warrants is based on the outstanding 11,225,255 Azarga warrants adjusted for the Exchange Ratio (0.375) to 4,209,471; 1,403,156 enCore warrants after the September 2022 share consolidation.

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021

11.	Mineral properties

	Arizona $	Colorado $	New Mexico $	South Dakota $	Texas $	Utah $	Wyoming $	Canada $	Total $
Balance, December 31, 2020	771,388	-	5,477,162	-	-	300,460	59,050	-	6,608,060
Acquisition costs:
Asset acquisition (Note 10)	-	619,902	-	85,667,919	-	1,676,674	41,164,807		129,129,302
Exploration costs:
Maintenance and lease fees	86,364	-	529,604	-	1,455,206	22,663	11,870	78,456	2,184,163
Resource review	42,967	-	130,120	-	-	-	-		173,087
Impairment charged	-	-	-	-	-	-	-	(78,456)	(78,456)
Divestment:
Divest - Mineral interest	-	-	-	-	-	(195,514)	-		(195,514)
Assets held for sale	-	-	(1,741,064)	-	-	-	-		(1,741,064)
Balance, December 31, 2021	900,719	619,902	4,395,822	85,667,919	1,455,206	1,804,283	41,235,727	-	136,079,578
Exploration costs:
Drilling	-	-	-	-	197,422	-	-		197,422
Maintenance and lease fees	111,004	-	472,401	-	2,523,123	39,566	397,324		3,543,418
Permitting & Licensing	-	(30,280)	-	251,863	339,225	5,698	273,726		840,232
Personnel	4,500	8,621	-	301,066	280,341	19,620	207,518		821,666
Recoveries	-	(20,000)	-	-	-	(2,000)	-		(22,000)
Resource review	118,500	-	37,125	-	47,104	1,680	10,080		214,489
Divestment:
Divestment of Mineral Interest	-	-	-	-	-	(28,485)	-		(28,485)
Assets held for sale	(358,969)	-	-	-	-	-	(369,913)		(728,882)
Project Development costs:
Construction of wellfields	-	-	-	-	1,670,151	-	-		1,670,151
Drilling	-	-	-	-	2,109,835	-	-		2,109,835
Personnel	-	-	-	-	521,662	-	-		521,662
Balance, December 31, 2022	775,754	578,243	4,905,348	86,220,848	9,144,069	1,840,362	41,754,462	-	145,219,086

Assets Held for Sale

Pursuant to an agreement dated August 27, 2021, the Company completed the sale of its subsidiary, Cibola Resources, LLC (Note 2), including its holding of the Cebolletta project to an arm’s length private company.

Pursuant to an agreement dated November 3, 2022 the Company completed the sale of its subsidiaries Beltline Resources, Inc and Hydro Restoration Corporation subsequent to the year ended December 31, 2022 (Note 22(k)).

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021

11.	Mineral properties (continued)

Arizona

Moonshine Springs

The Moonshine Springs project is located in Mohave County, Arizona.

On November 3, 2022, the Company entered into an agreement to sell the Moonshine Springs project to Nuclear Fuels, Inc, an arm’s length private company (Note 22(k)).

Other Arizona Properties

The Company owns or controls three Arizona State mineral leases and 467 unpatented federal lode mining claims covering more than 10,000 acres in the northern Arizona strip district. The Company holds cash bonds for $88,500 (December 31, 2021 - $88,500) with the Bureau of Land Management.

Colorado

Centennial

The Centennial Uranium Project is located in Colorado. In 2006, the Company entered into an option agreement to purchase uranium rights on certain areas of the Centennial Project for consideration of $1,895,000 plus contingent payments of $3,165,000. Pursuant to the agreement, the contingent payments are payable upon receipt of regulatory permits and licenses allowing uranium production. If the Company does not obtain such permits and licenses by September 27, 2019, the uranium rights, at the option of the seller, can be transferred back to the seller. To date, the Company has neither obtained the required permits and licenses, nor has it been able to renegotiate the option agreement. The Company is attempting to renegotiate the option agreement and the seller has not exercised its option to have the uranium rights transferred back.

New Mexico

Marquez, Nose Rock, & Treeline

The Marquez project is located in McKinley and Sandoval counties of New Mexico adjacent to the Company’s Juan Tafoya property.

The Nose Rock Project is located in McKinley County, New Mexico, on the northern edge of the Grants Uranium District.

The Treeline project is located west-northwest of Albuquerque, in McKinley and Cibola Counties, Grants Uranium District, New Mexico.

In March 2021, the Company divested 2,240 acres of fee mineral interests to Tri State Generation and Transmission Association; $89,600 was received in consideration. The assets having no net book value resulted in a gain on disposal of the mineral interests of $89,600 recorded on the Company’s consolidated statement of loss and comprehensive loss.

In May 2021, the Company divested one section of 640 acres of fee mineral interests to Wildcat Solar Power Plant, LLC; $16,000 was received in consideration. The assets having no net book value resulted in a gain on disposal of the mineral interests of $16,000 recorded on the Company’s consolidated statement of loss and comprehensive loss.

McKinley, Crownpoint and Hosta Butte

The Company owns a 100% interest in the McKinley properties and a 60% - 100% interest in the adjacent Crownpoint and Hosta Butte properties, all of which are located in McKinley County, New Mexico. The Company holds a 60% interest in a portion of a certain section at Crownpoint. The Company owns a 100% interest in the rest of the Crownpoint and Hosta Butte project area, subject to a 3% gross profit royalty on uranium produced.

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021

11.	Mineral properties (continued)

Juan Tafoya

The Juan Tafoya property, located in Cibola County in west-central New Mexico near the Company’s Marquez project is leased from the Juan Tafoya Land Corporation (“JTLC”).

Cebolletta

The Cebolletta project is situated in the eastern portion of Cibola County, New Mexico. The lands that comprise the Cebolleta uranium project are owned in fee by La Merced del Pueblo de Cebolleta [the “Cebolleta Land Grant” (CLG)].

On May 24, 2022, the Company divested of the Cebolletta mineral property via its sale of Cibola Resources, LLC to Elephant (Note 6) pursuant to a Share Purchase Agreement dated August 27, 2021. Consideration received in the transaction included $250,000 and 11,308,250 shares of Elephant with a fair value of $3,085,965. The asset had a book value of $1,741,064 at the transaction date, resulting in a gain on disposal of subsidiary of $1,594,901 recorded on the Company’s consolidated statement of loss and comprehensive loss.

West Largo

The West Largo Project is near the north-central edge of the Grants Mineral Belt in McKinley County, New Mexico.

Other New Mexico Properties

The Company holds mineral properties in the “checkerboard” area located primarily in McKinley County in northwestern New Mexico.

In January 2022, the Company divested approximately 808 acres of fee mineral interest to Ambrosia Solar, LLC. The assets, having no net book value at the transaction date, resulted in a gain on disposal of the mineral interests of $48,480 recorded on the Company’s consolidated statement of loss and comprehensive loss. Under the agreement, Ambrosia Solar, LLC retains the right to acquire the uranium mineral rights associated with the property by quit claim deed to be furnished by the Company. Subsequent to the period ended December 31, 2022, Ambrosia Solar, LLC has elected to exercise its right to extend the option through January 14, 2024 for an additional payment of $24,240.

South Dakota

Dewey-Burdock

The Dewey-Burdock Project is an in-situ recovery uranium project located in the Edgemont uranium district in South Dakota.

Texas

Kingsville Dome

The Kingsville Dome project is located in Kleberg County, Texas on land owned by the Company. A Central Processing Plant at the site has been on standby since 2009.

Rosita

The Rosita Project is located in Duval County, Texas on land owned by the Company.

Upper Spring Creek

The Upper Spring Creek Project is located in Live Oak and Bee counties in Texas.

Butler Ranch

The Butler Ranch Exploration project is located in Karnes County, Texas.

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021

11.	Mineral properties (continued)

Utah

Ticaboo

The Company owns three portions of a claim block located in Shootaring Canyon, Utah. The Company has a federal Plan of Operation and State of Utah approval for processing of the assets.

Other Utah Properties

The Company owns various mining claims throughout Utah, as well as its Cedar Mountain project located northwest of the White Mesa Mill in Blanding County, Utah.

In March 2021, the Geitus, Blue Jay and Marcy Look properties were transferred to Kimmerle Mining LLC. $Nil consideration was received in the transaction and a loss on the disposal of these mineral rights was recorded on the Company’s consolidated statement of loss and comprehensive loss as a component of “Other Income (Expense)” for the net book value of the assets at the transaction date, $195,514.

In June 2022, the Company divested of its mineral interests in the Lisbon Valley to Prime Fuels Corp (“PFC”). In consideration of the transaction the Company was granted a 2.0% Net Smelter Royalty (“NSR”). Additionally, pursuant to the purchase agreement dated June 20, 2022, should PFC sell, transfer or exchange the property or all of its shares to a third party, the Company shall receive 5% of the consideration that PFC receives for the lease, license, loan or sale of the property or the shares of PFC to any third party. In October 2022, PFC and these mineral interests were acquired by Uravan Minerals, Inc resulting in the Company’s receipt of 80,000 shares of Uravan Minerals, Inc with a fair value of $9,153. The asset had a net book value of $28,485 at the transaction date, resulting in a loss on disposal of the mineral interests of $19,332 recorded on the Company’s consolidated statement of loss and comprehensive loss.

Also in June 2022, the Company divested of a portion of its mineral interests, in the JB Claims, to PFC. As consideration for the transaction, the Company was granted a 2.0% NSR. Additionally, pursuant to the purchase agreement dated June 20, 2022, should PFC sell, transfer or exchange the property or all of its shares to a third party, the Company shall receive 5% of the consideration that PFC receives for the lease, license, loan or sale of the property or the shares of PFC to any third party. The asset had no net book value at the transaction date, resulting in no recognition of a gain or loss on disposal.

Wyoming

Gas Hills

The Gas Hills Project is located in the historic Gas Hills uranium district 45 miles east of Riverton, Wyoming.

Bootheel

The Bootheel uranium project is located in Albany County, Wyoming. On November 3, 2022, the Company entered into an agreement to sell the Bootheel Uranium project to Nuclear Fuels, Inc, an arm’s length private company (Note 22(k)).

Dewey Terrace

The Dewey Terrace Project is located in Weston and Niobrara Counties of Wyoming. The project is located immediately adjacent to the Company’s NRC licensed Dewey-Burdock Project along the Wyoming-South Dakota state line.

Juniper Ridge

The Juniper Ridge Project is located in the southwest portion of Wyoming, approximately 10 miles west of the town of Baggs.

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021

11.	Mineral properties (continued)

Utah (continued)

Kaycee

The Kaycee uranium project is located in Johnson County, Wyoming. On November 3, 2022, the Company entered into an agreement to sell the Kaycee Uranium project to Nuclear Fuels, Inc, a private arm’s length company (Note 22(k)).

12.	Asset retirement obligations

The Company is obligated by various federal and state mining laws and regulations which require the Company to reclaim surface areas and restore underground water quality for certain assets in Texas, Wyoming, Utah and Colorado. These projects must be returned to the pre-existing or background average quality after completion of mining.

Annually, the Company updates these reclamation provisions based on cash flow estimates, and changes in regulatory requirements and settlements. This review may result in an adjustment to the asset retirement obligations in addition to the outstanding liability balance. The Company used an inflation factor of 2.5% per year and a discount rate of 11% in estimating the present value of its future cash flows.

The asset retirement obligations balance consists of:

	December 31, 2022 $	December 31, 2021 $
Kingsville	3,151,875	2,671,295
Rosita	1,298,397	1,198,255
Vasquez	34,274	39,137
Centennial	168,806	168,806
Gas Hills	63,000	63,000
Ticaboo	36,000	36,000
Asset retirement obligations	4,752,352	4,176,493

The asset retirement obligations continuity summary is as follows:

Asset retirement obligation	$
Balance, December 31, 2020	5,239,108

Accretion	400,710
Adjustments	(1,719,943)
Settlement	(11,189)
Additions from Azarga asset acquisition (Note 10)	267,807
Balance, December 31, 2021	4,176,493

Accretion	429,956
Settlement	(11,324)
Adjustments	157,227
Balance, December 31, 2022	4,752,352

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021

13.	Sales contracts

On December 31, 2020, through an asset acquisition from Westwater Resources, Inc. the Company acquired an agreement with UG USA, Inc. (“UG”). The contract provided for delivery of one-half of the Company’s actual production, for a total of 3,000,000 pounds U3O8, from its properties in Texas at discounted spot market prices. In August 2021, the Company and UG agreed to terminate this agreement for a cancellation fee of $2,750,000, which was paid by the Company to UG on January 15, 2022.

In July 2021, the Company entered into a new uranium supply contract with UG. Pursuant to the agreement, UG will purchase U3O8 from the Company for up to 2,000,000 pounds U3O8 from 2023 through 2027. The sales price under the new agreement will continue to be tied to spot market pricing.

In December 2021, the Company entered into a new uranium supply contract. Pursuant to the agreement, a large utility will purchase U3O8 from the Company for up to 1,300,000 pounds from 2024 through 2030. The sales price under the agreement will be tied to spot market pricing with a ceiling price significantly higher than spot market price at the time of the agreement.

In June 2022, the Company entered into a new uranium supply contract. Pursuant to the agreement, a domestic utility will purchase U3O8 from the Company for up to 600,000 pounds commencing in 2025. The sales price will be market based with a floor price and an inflation adjusted ceiling price.

In December 2022, the Company was awarded a contract to sell 100,000 pounds of uranium concentrates to the United States Government at a price of $70.50 per pound.

As of December 31, 2022, uranium sales contracts over the next five years are as follows:

Sales Commitments in Pounds
Fiscal 2023	500,000
Fiscal 2024	600,000
Fiscal 2025	700,000
Fiscal 2026	700,000
Fiscal 2027	650,000

14.	Share capital

The authorized share capital of the Company consists of an unlimited number of common and preferred shares without par value.

During the year ended December 31, 2022 the Company issued:

i)	6,535,947 units through a “bought deal” prospectus offering at a price of CAD $4.59 per unit, for gross proceeds of CAD $30,000,000 ($23,057,411). Each unit consisted of one common share and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one additional share at a price of CAD $6.00 for a period of two years. The Company paid commissions of CAD $1,612,500 ($1,239,336), other cash issuance costs of CAD $305,159 ($234,539) and issued 351,307 finders’ warrants with a fair value of CAD $874,785 ($672,343). The finder’s warrants are exercisable into one common share of the Company at a price of CAD $4.59 for two years from closing;

ii)	2,291,642 common shares were issued on the exercise of warrants, for gross proceeds of $2,452,227. In connection with certain of the warrants exercised, the Company reclassified $147,772 from contributed surplus and credited share capital;

iii)	1,016,436 common shares were issued on the exercised of stock options, for gross proceeds of $1,177,093. In connection with the stock options exercised, the Company reclassified $2,728,487 from contributed surplus and credited share capital; and

iv)	193,348 common shares for the settlement and compensation for services received in relation to the Company’s asset acquisition on December 31, 2021 (Note 10).

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021

14.	Share capital (continued)

During the year ended December 31, 2021, the Company issued:

i)	5,000,000 units through a private placement at a price of CAD $3.00 per unit, for gross proceeds of CAD $15,000,000 ($11,966,494). Each unit consisted of one common share and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one additional share at a price of CAD $3.90 for a period of three years. The Company paid commissions of CAD $758,001 ($604,708), other cash issuance costs of CAD $198,298 ($158,194) and issued 252,667 finders’ warrants with a fair value of CAD $536,673 ($428,140). The finder’s warrants are exercisable into one common share of the Company at a price of CAD $3.00 for two years from closing;

ii)	2,052,843 common shares were issued on the exercise of warrants, for gross proceeds of $2,633,029. In connection with certain of the warrants exercised, the Company reclassified $166,751 from contributed surplus and credited share capital;

iii)	590,000 common shares were issued on the exercised of stock options, for gross proceeds of $288,572. In connection with the stock options exercised, the Company reclassified $269,039 from contributed surplus and credited share capital; and

iv)	31,806,617 common shares were issued in connection with the Azarga asset acquisition (Note 10).

Stock options

The Company has adopted a Stock Option Plan (the “Plan”) under which it is authorized to grant options to Officers, Directors, employees and consultants enabling them to acquire common shares of the Company. The number of shares reserved for issuance under the Plan cannot exceed 10% of the outstanding common shares at the time of the grant. The options can be granted for a maximum of five years and vest as determined by the Board of Directors.

The Company’s stock options outstanding at December 31, 2022 and December 31, 2021, and the changes for the years then ended, are as follows:

	Year ended December 31, 2022		Year ended December 31, 2021
		Weighted average		Weighted average
	Options	exercise price	Options	exercise price
	#	CAD $	#	CAD $
Options outstanding, beginning of year	5,272,294	1.42	3,572,084	0.66
Granted	3,107,501	4.10	2,390,627	2.31
Exercised	(1,016,439)	1.51	(590,000)	0.60
Forfeited/expired	(127,708)	3.60	(100,417)	0.54
Options outstanding, end of year	7,235,648	2.53	5,272,294	1.42
Options exercisable, end of year	4,928,147	1.79	4,515,210	1.23

As of December 31, 2022, stock options outstanding were as follows:

		Options Outstanding December 31, 2022		Options Exercisable December 31, 2022
		Weighted average	Weighted average		Weighted average
Option price	Options	Remaining	exercise price	Options	exercise price
per share	#	Life	CAD $	#	CAD $
$0.18 - 1.92	3,381,771	0.88	$0.85	3,381,771	$0.85
$2.40 - 3.78	1,034,710	0.57	$3.12	594,710	$2.83
$4.20 - 5.76	2,819,166	1.53	$4.29	951,666	$4.42
	7,235,647	2.99	$2.52	4,928,147	$1.78

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021

14.	Share capital (continued)

Stock options (continued)

During the year ended December 31, 2022, the Company granted an aggregate of 3,107,501 stock options to Directors, Officers, and consultants of the Company. A fair value of $7,665,042 was calculated for these options as measured at the grant date using the Black-Scholes option pricing model.

During the year ended December 31, 2021, the Company granted an aggregate of 2,390,627 stock options to Directors, Officers, and consultants of the Company. A fair value of $1,484,302 was calculated for these options as measured at the grant date using the Black-Scholes option pricing model.

Further, pursuant to the Company’s acquisition of Azarga during the year ended December 31, 2021 (Note 10), the Company issued replacement stock options at the acquisition date vested immediately and retained their original expiration date, except for terminated Directors, Officers, employees, and consultants. For these terminated positions, the stock options had a revised term that was 12 months from the date of their resignation.

The Company’s standard stock option vesting schedule calls for 25% every six months commencing six months after the grant date.

During the year ended December 31, 2022, the Company recognized stock option expense of $5,744,655 (2021 - $1,425,645) for the vested portion of the stock options.

The fair value of all compensatory options granted is estimated on the grant date using the Black-Scholes option pricing model. The weighted average assumptions used in calculating the fair values are as follows:

	December 31, 2022	December 31, 2021
Risk-free interest rate	2.06%	0.88%
Expected life of option	4.9 years	5 years
Expected dividend yield	0%	0%
Expected stock price volatility	116.48%	128.79%
Fair value per option	CAD $3.21	CAD $1.10

Share purchase warrants

A summary of the status of the Company’s warrants as of December 31, 2022, and December 31, 2021, and changes during the years then ended is as follows:

	Year ended December 31, 2022		Year ended December 31, 2021
	Warrants	Weighted average exercise price	Warrants	Weighted average exercise price
	#	CAD $	#	CAD $
Warrants outstanding, beginning of year	6,298,839	2.43	4,143,247	1.23
Granted	3,670,919	5.81	4,208,435	3.24
Exercised	(2,291,642)	1.39	(2,052,843)	1.62
Expired	(183,610)	1.67	-	-
Warrants outstanding, end of year	7,494,506	4.43	6,298,839	2.43

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021

14.	Share capital (continued)

Share purchase warrants (continued)

As of December 31, 2022, share purchase warrants outstanding were as follows:

		Warrants Outstanding December 31, 2022
		Weighted average	Weighted average
Warrant price	Warrants	Remaining	exercise price
per share	#	Life	CAD $
$1.59 - 1.80	1,360,028	0.14	$1.81
$2.22 - 3.90 [1]	2,515,197	0.39	$3.84
$4.59 - 6.00	3,619,281	0.59	$5.86
	7,494,506	1.12	$4.43

[1]	Includes power warrants exercisable into one share and one-half warrant. Each whole warrant is exercisable at $3.90 for 36 months.

Share subscriptions received

As of December 31, 2022, the Company has received CAD $69,831,000 ($50,051,595) in share subscriptions pertaining to a financing that closed subsequently (Note 22(b)).

15.	Related party transactions and balances

Related parties include key management of the Company and any entities controlled by these individuals as well as other entities providing key management services to the Company. Key management personnel consist of Directors and senior management including the Executive Chairman, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, and Chief Administrative Officer.

The amounts paid to key management or entities providing similar services are as follows:

		December 31, 2022 $	December 31, 2021 $
Consulting	(1)	103,514	61,899
Data acquisition	(2)	55,150	-
Directors’ fees	(3)	192,604	-
Office and administration		-	13,402
Staff costs		1,607,211	1,151,731
Stock option expense		4,729,503	749,255
Total key management compensation		6,687,982	1,976,287

(1)	- During the year ended December 31, 2022, the Company incurred communications & community engagement consulting fees of $103,514 (2021 - $61,899) according to a contract with Tintina Holdings, Ltd., a company owned and operated by the spouse of the Company’s Executive Chairman.

(2)	- In June 2022, the Company acquired access to the Getty Minerals database pursuant to a purchase agreement with Platoro West Inc., a company owned and operated by the Company’s Executive Chairman (Note 7).

(3)	– Directors’ Fees are included in staff costs on the consolidated statement of loss and other comprehensive income (loss).

During the year ended December 31, 2022, the Company granted 2,566,667 options to key management, with a fair value of $6,496,785 (2021 – 150,000 with a fair value of $384,881).

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021

15.	Related party transactions and balances (continued)

As of December 31, 2022 and December 31, 2021, the following amounts were owing to related parties:

		December 31, 2022 $	December 31, 2021 $	January 1, 2021 $
Tintina Holdings, Ltd	Consulting services	12,744	6,893	0
Officers and Board members	Accrued compensation	428,630	-	2,319
		441,374	6,893	2,319

16.	Management of capital

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to support the exploration, evaluation, and development of its mineral properties and to maintain a flexible capital structure that optimizes the cost of capital within a framework of acceptable risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue debt, and acquire or dispose of assets.

The Company is dependent on the capital markets as its primary source of operating capital and the Company’s capital resources are largely determined by the strength of the junior resource markets, the status of the Company’s projects in relation to these markets, and its ability to compete for investor support of its projects.

The Company considers the components of shareholders’ equity as capital.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2022, and the Company is not subject to any externally imposed capital requirements.

17.	Financial instruments

Financial instruments include cash, receivables and marketable securities and any contract that gives rise to a financial asset to one party and a financial liability or equity instrument to another party. Financial assets and liabilities measured at fair value are classified in the fair value hierarchy according to the lowest level of input that is significant to the fair value measurement. Assessment of the significance of a particular input to the fair value measurement requires judgement and may affect placement within the fair value hierarchy levels. The hierarchy is as follows:

●	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.

●	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.

●	Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

Cash, restricted cash, and marketable securities are measured at Level 1 of the fair value hierarchy. The Company classifies its receivables as financial assets measured at amortized cost. Accounts payable and accrued liabilities, lease liability and due to related parties and notes payable are classified as financial liabilities measured at amortized cost. The carrying amounts of receivables, accounts payable and accrued liabilities, and amounts due to related parties approximate their fair values due to the short-term nature of the financial instruments.

Investments in uranium are measured at Level 2 of the fair value hierarchy. The Company classifies these investments as financial assets measured at fair value as determined based on the most recent month-end spot prices for uranium published by UxC and converted to Canadian dollars at the date of the consolidated statement of financial position.

Marketable securities are measured at Level 1 of the fair value hierarchy. The Company classifies these investments as financial assets whose value is derived from quoted prices in active markets and carries them at FVTPL.

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021

17.	Financial instruments (continued)

Discussions of risks associated with financial assets and liabilities are detailed below:

Currency risk

Foreign currency exchange risk is the risk that future cash flows, net income and comprehensive income will fluctuate as a result of changes in foreign exchange rates. As the Company’s operations are conducted internationally, operations and capital activity may be transacted in currencies other than the functional currency of the entity party to the transaction.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by obtaining most of its estimated annual U.S. cash requirements and holding the remaining currency in Canadian dollars. The Company monitors and forecasts the values of net foreign currency cash flow and consolidated statement of financial position exposures and from time to time could authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations.

The following table provides an indication of the Company’s foreign currency exposures during the years ended December 31, 2022 and 2021:

	December 31, 2022 CAD $	December 31, 2021 CAD $
Cash	216,871	5,689,671
Marketable Securities - Current	3,162,362	-
Accounts payable and accrued liabilities	(2,890,582)	(2,557,849)
	488,651	3,131,822

A 10% change in Canadian/US foreign exchange rate at year end would have changed the net loss of the Company, assuming that all other variables remained constant, by approximately $352,315 for the year ended December 31, 2022 (2021 - $247,028).

The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Credit risk

Credit risk arises from cash held with banks and financial institutions and receivables. The maximum exposure to credit risk is equal to the carrying value of these financial assets. The Company’s cash is primarily held with a major Canadian bank.

Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities (Note 6). The Company has no control over these fluctuations and does not hedge its investments. Based on the December 31, 2022 value of marketable securities every 10% increase or decrease in the share prices of their holdings would have impacted loss for the period, up or down, by approximately $394,719 (2021 - $nil) before income taxes.

Further, the Company is in the exploration stage and commodity prices are not reflected in operating financial results. However, fluctuations in commodity prices may influence financial markets and may indirectly affect the Company’s ability to raise capital to fund exploration.

Interest rate risk

Interest rate risk mainly arises from the Company’s cash, which receives interest based on market interest rates. Fluctuations in interest cash flows due to changes in market interest rates are not significant.

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021

17.	Financial instruments (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its current obligations as they become due. The majority of the Company’s accounts payable and accrued liabilities are payable in less than 90 days. The Company prepares annual exploration and administrative budgets and monitors expenditures to manage short-term liquidity. Due to the nature of the Company’s activities, funding for long-term liquidity needs is dependent on the Company’s ability to obtain additional financing through various means, including equity financing.

18.	Segmented information

The Company operates in a single segment: the acquisition, exploration, and development of mineral properties in the United States.

The table below provides a breakdown of the Company’s long-term assets by geographic segment:

Balance Sheet Items	South Dakota $	Texas $	New Mexico $	Wyoming $	Other States $	Canada $	Total $

Intangible assets	-	67,251	217,241	-	207,504	-	491,996
Property, plant and equipment	62,946	1,540,733	-	-	-	-	1,603,679
Mineral properties	85,667,919	1,455,206	4,395,822	41,235,727	3,324,904	-	136,079,578
Right-of-use assets	-	199,120	-	-	-	45,444	244,564
Balance, December 31, 2021	85,730,865	3,262,310	4,613,063	41,235,727	3,532,408	45,444	138,419,817

Intangible assets	-	122,401	217,241	-	188,640	-	528,282
Property, plant and equipment	60,630	2,273,791	-	-	-	-	2,334,421
Mineral properties	86,220,848	9,144,069	4,905,348	41,754,462	3,194,359	-	145,219,086
Right-of-use assets	-	168,871	-	-	-	16,743	185,614
Balance, December 31, 2022	86,281,478	11,709,132	5,122,589	41,754,462	3,382,999	16,743	148,267,403

19.	Supplemental disclosure with respect to cash flows

The Company incurred non-cash financing and investing activities during the years ended December 31, 2022, and December 31, 2021 as follows:

	December 31,	December 31,
	2022	2021
	$	$
Non-cash financing activities:
Deferred financing costs remaining in accounts payable and accrued liabilities	1,513,220	-
	1,513,220	-

Non-cash investing activities:
Marketable securities received on disposition of mineral properties	3,051,564	-
Mineral property costs included in accounts payable and accrued liabilities	27,040	-
Property, plant, and equipment additions included in accounts payable and accrued liabilities	20,090	-
Fair value of common shares issued for Azarga asset acquisition	-	121,796,381
Fair value of replacement options issued for Azarga asset acquisition	-	5,496,037
Fair value of replacement warrants issued for Azarga asset acquisition	-	3,259,306
	3,098,694	130,551,724

There were no amounts paid for income taxes or interest during the years ended December 31, 2022, and December 31, 2021.

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021

20.	Income taxes

The actual income tax provision differs from the expected amount calculated by applying the Canadian combined federal and provincial corporate tax rates to income before tax. These differences result from the following:

	December 31,	December 31,
	2022	2021
	$	$
Loss before income tax	(16,515,389)	(8,563,473)
Statutory income tax rate	27%	27%
Expected income tax expense (recovery)	(4,459,155)	(2,312,138)
Increase (decrease) resulting from:
Change in unrecognized temporary differences	2,949,101	1,800,688
Permanent differences	1,159,884	433,595
Effect of tax rates in foreign jurisdictions	146,727	77,855
Share issue costs	201,740	-
Prior period adjustments	1,703	-
Income tax expense (recovery)	-	-

Recognized deferred tax assets and liabilities

Deferred tax assets are attributable to the following:

Income tax expense (recovery)

	December 31,	December 31,
	2022	2021
	$	$
Deferred tax expense (recovery)
Organization and reversal of temporary differences	(2,949,101)	(1,800,688)
Change in unrecognized temporary differences	2,949,101	1,800,688
Income tax expense (recovery)	-	-

	2022	2021
	$	$
Loss carryforwards	488,823	52,244
Deferred tax assets	488,823	52,244
Set-off of tax	(488,823)	(52,244)
Net deferred tax assets	-	-

Deferred tax liabilities are attributable to the following:

	December 31,	December 31,
	2022	2021
	$	$
Intangible assets	(39,481)	-
Right-of-use assets	(42,472)	(52,244)
Fixed assets	(276,699)
Right-of-use assets	(130,171)	-
Marketable securities	(488,823)	(52,244)
Set-off of tax	488,823	52,244
Net deferred tax liability	-	-

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021

20.	Income taxes (continued)

Unrecognized deferred tax assets

	December 31,	December 31,
	2022	2021
	$	$
Deductible temporary differences	3,920,076	2,576,276
Tax losses	26,069,552	12,754,678
	29,989,628	15,330,954

Deferred tax assets have not been recognized in respect of the above items, because it is not probable that future taxable profit will be available against which the Company can use the benefits therefrom.

The Company has Canadian non-capital loss carryforwards of $28,628,469 (December 31, 2021 - $22,107,188), that will start expiring in 2028 and US federal net operating loss carryforwards of $21,099,321 (December 31, 2021 - $11,232,201), of which $15,223,100 can be carried forward indefinitely and $5,876,221 that will start expiring in 2027.

21.	Change in presentation currency

For comparative purposes, the consolidated statements of financial position as of December 31, 2021 and January 1, 2021 includes adjustments to reflect the change in accounting policy resulting from the change in presentation currency to the U.S. Dollar. The amounts previously reported in Canadian Dollars as shown below have been translated into U.S. Dollars at the December 31, 2021 and January 1, 2021 exchange rates (Note 2). The effect of the translation is as follows:

As at January 1, 2021
	Previously reported (CAD$)	Translated (USD$)
Current assets	6,926,844	5,436,341
Non-current assets	16,516,119	12,918,903
Total assets	23,442,963	18,355,244

Current liabilities	900,300	707,056
Non-current liabilities	6,674,405	5,242,229
Total liabilities	7,574,705	5,949,285

As at December 31, 2021
	Previously reported (CAD$)	Translated (USD$)
Current assets	14,651,619	11,556,728
Non-current assets	187,434,040	147,799,796
Total assets	202,085,659	159,356,524

Current liabilities	7,510,606	5,924,125
Non-current liabilities	5,507,178	4,343,886
Total liabilities	13,017,784	10,268,011

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021

21.	Change in presentation currency (continued)

For comparative purposes, the consolidated statements of loss and comprehensive loss for the year ended December 31, 2021 includes adjustments to reflect the change in accounting policy resulting from the change in presentation currency to the U.S. Dollar. The amounts previously reported in Canadian Dollars as shown below have been translated into U.S. Dollars at the average 2021 exchange rate (Note 2). The effect of the translation is as follows:

	Previously reported (CAD$)	Translated (USD$)
Expenses
Accretion	502,291	408,181
Amortization and depreciation	374,455	298,666
Consulting	91,161	72,726
General administrative costs	4,429,209	3,533,474
Impairment charges	98,345	78,456
Interest expense	9,365	-
Office and administrative	247,433	197,391
Professional fees	728,793	581,408
Promotion and shareholder communication	208,201	166,096
Reclamation costs	889,154	709,399
Travel	33,355	26,609
Transfer agent and filing fees	167,612	133,717
Staff costs	1,983,446	1,582,326
Stock option expense	1,787,046	1,425,645
Loss from operating expenses	(11,549,866)	(9,214,094)
Interest income	26,307	20,987
Foreign exchange gain	34,174	27,263
Loss on divestment of mineral properties	(112,708)	(89,914)
Gain on change in asset retirement obligation estimate	2,155,949	1,719,943
Loss on contract termination	(3,447,125)	(2,750,000)
Unrealized gain on uranium investment	1,947,939	1,554,000
Gain on sale of uranium investment	656,928	524,075
Loss on investment in associate	(445,914)	(355,735)
Net loss for the year	(10,734,316)	(8,563,475)
Exchange differences on translation foreign operations	206,082	(1,325,855)
Other comprehensive loss for the year	(10,528,234)	(9,889,330)

Loss per share - basic and diluted	(0.05)	(0.13)

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021

22.	Events after the reporting period

Subsequent to December 31, 2022, the following reportable events were completed:

(a)	On February 14th, the Company completed its acquisition of the Alta Mesa project, a fully-licensed and constructed ISR processing facility, from Energy Fuels, Inc. Consideration paid to Energy Fuels, Inc in the transaction consisted of $60,000,000 in cash and a $60,000,000 secured vendor take-back convertible promissory note. The note has a two year term and bears interest at a rate of 8% per annum payable on June 30th and December 31st of each year during the term. The note is convertible at the election of the holder, to acquire common shares of enCore at a price of US$2.9103 per share.

(b)	In connection with the closing of the Alta Mesa Acquisition, 23,277,000 subscription receipts issued December 6, 2022 at a price of C$3.00 were automatically converted into units comprised of one common share of the Company and one common share purchase warrant, with each warrant entitling the holder to acquire one common share of enCore at a price of C$3.75 for a period of three years. The net proceeds from the Subscription Receipt Offering of $49,392,680 (CAD $66,072,588), have been released from escrow to the Company.

On February 8, 2023, the Company issued 10,615,650 units for a public offering at a price of C$3.25 per unit for gross proceeds of C$34,500,863. Each unit consisted of one common share and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one additional share at a price of C$4.05 for a period of three years.

(c)	Subsequent to the year ended December 31, 2022 the Company issued 229,946 shares pursuant to the exercise of stock options for gross proceeds of $391,958 CAD.

Subsequent to the year ended December 31, 2022 75,312 stock options outstanding at December 31, 2022 have expired.

(d)	Subsequent to the year ended December 31, 2022 the Company issued 162,707 shares pursuant to the exercise of warrants for gross proceeds of $312,985 CAD.

(e)	Subsequent to year ended December 31, 2022 the Company granted 121,681 stock options to employees at a weighted average exercise price of C$2.91

(f)	On January 13th, 2023, the Company purchased 100,000 lbs of uranium for $5,922,500 in an arm’s length transaction.

(g)	On January 16th, 2023, the Company completed the sale of 100,000 lbs of uranium for $7,050,000 to the United States Department of Energy, National Nuclear Security Administration.

(h)	In February of 2023, the Company secured an additional sales contract with a Fortune 500 listed United States Utility. The agreement commences in 2027 and covers firm deliveries of 650,000 pounds of uranium with an option to acquire up to 400,000 additional pounds under a two-year extended term. The agreement is based on market pricing with a floor price and an inflation adjusted ceiling price.

(i)	In March of 2023, the Company completed its purchase of 200,000 pounds of uranium concentrate from an arm’s length party for total consideration of $8,750,000 ($43.75/pound). The contract required an initial payment of $2,000,000, which was paid in March 2022, and final payment of $6,750,000 paid in March 2023.

(j)	In April of 2023, the Company completed the sale of 200,000 lbs of uranium pursuant to a sales contract with UG USA, Inc. (Note 13) for gross proceeds of $9,660,000.

(k)	In March of 2023, the Company completed its divestment of Belt Line Resources, Inc and Hydro Restoration Corporation, which held the Company’s Moonshine, Bootheel, and Kaycee projects (Note 11). In return for these assets the Company received 19.9% of Nuclear Fuels, Inc.